                                                                    Exhibit 99.1

                                                                EARNINGS RELEASE
                                                                ----------------

                DELTA GALIL REPORTS FIRST QUARTER OF 2007 RESULTS
                -------------------------------------------------

        TEL AVIV, ISRAEL - MAY 15, 2007 - DELTA GALIL INDUSTRIES LTD. (NASDAQ:
        DELT), ("Delta") the global provider of private label ladies' intimate apparel, socks, men's underwear, baby-wear and leisurewear, today reported results for the first quarter, which ended March 31, 2007.

o Revenues were $159.4 million compared to $172.1 million reported in the first quarter of 2006, a decrease of 7.4%.

o In line with the Company's announcement of March 29 regarding its restructuring plan, Delta recorded, in its first quarter results, restructuring expenses of $10.8 million or $0.58 loss per diluted share.

o Operating loss in the first quarter of 2007 was $8.5 million, which compares to an operating income of $3.1 million reported in the first quarter of 2006. Excluding the restructuring expenses noted above, Delta would have reported operating income of $2.3 million in the first quarter of 2007.

o Net loss was $13.2 million, or $0.70 loss per diluted share, compared to the net loss of $1.0 million, or $0.05 loss per diluted share reported in the first quarter of 2006. Excluding the restructuring expenses noted above, Delta would have reported a net loss of $2.4 million, or $0.13 loss per diluted share.

o The Company had positive cash flow of $0.9 million in the first quarter of 2007, compared to a negative cash flow of $4.0 million in the first quarter of 2006.


SELECTED DATA IN US $ MILLIONS:
-------------------------------


                                                         Q1 2007   Q1 2006
                                                        --------   --------
    REVENUES                                            $  159.4   $  172.1
    OPERATING INCOME EXCLUDING
    RESTRUCTURING EXPENSES                                   2.3        3.1
    OPERATING INCOME (LOSS)                                 (8.5)       3.1
    ADJUSTED EBITDA(1)                                       5.6        6.8
    NET LOSS EXCLUDING RESTRUCTURING EXPENSES               (2.4)      (1.0)
    RESTRUCTURING EXPENSES                                  10.8        -,-
    NET LOSS IN THE PERIOD                                 (13.2)      (1.0)
    OPERATING CASH FLOW                                      0.9       (4.0)

________________

(1) Adjusted EBITDA is a non-GAAP measure used by Delta Galil to measure performance of ongoing operations. It is derived from net income (loss) before taxes on income, financial expense net, restructuring expenses, and depreciation and amortization expenses. For a calculation of Adjusted EBITDA, please refer to the table accompanying this press release.

                [DELTA GALIL INDUSTRIES LTD. LOGO APPEARS HERE]

        RESTRUCTURING PLAN

        Further to the press release published by the Company on March 29, 2007, regarding its decision to adopt a restructuring plan, organizational changes and additional efficiency measures in light of continuous changes in the business environment, continued erosion of the selling prices and increased competition, Delta announced that the total cost of the plan as included in the 2007 first quarter results, amounted to $10.8 million or $0.58 per share. This cost includes $5.2 million in cash for severance obligations, and $5.6 million in non-cash expenses for impairment of assets following closures and downsizing at certain production facilities.


        The Company estimates that the implementation of these changes will take place over the course of a year.

        CEO COMMENTS ON THE QUARTER AND STATE OF THE BUSINESS

        Mr. Aviram Lahav, Delta's CEO, stated today: "The decrease in sales in Europe and in the US in the first quarter of 2007 is due to the erosion of selling prices and increased competition. The changes in the business environment in the intimate apparel division in the US and in Europe as reflected in the continuation of erosion in the selling prices; increased competition, rising prices in the manufacturing cost and the strengthening of the shekel against the dollar, led us to the decision to adopt the restructuring plan, in order to improve our competitive ability. The plan includes downsizing costs and transferring production facilities to lower cost countries. Our intention is to expand operations in Egypt so it will become the main manufacturing facility that will serve our clients in Europe and in the US Upper Market. Furthermore, we are implementing a restructuring plan in our socks division, which will include downsizing of overheads, and transferring of production to lower cost facilities in Bulgaria and in the Far East".

        "We anticipate that these measures will contribute to the improvement of Delta's competitiveness and its return to profitability", concluded Mr. Lahav.

                    REVENUES BY GEOGRAPHIC AREA ($ MILLIONS)


                                            FIRST QUARTER
                          -------------------------------------------------
                                  % FROM TOTAL          % FROM TOTAL    %
                           2007     REVENUES     2006     REVENUES     CHG
                          -----   ------------  -----   ------------  -----
     NORTH AMERICA         92.3       57.9      104.6       60.8     (11.8)
     EUROPE                49.9       31.3       54.3       31.6      (8.1)
     ISRAEL                17.0       10.6       13.2        7.6      28.2
     OTHERS                 0.2        0.2        -,-        -,-        -,-
                          -----                 -----
     TOTAL                159.4      100.0      172.1      100.0      (7.4)
                          =====                 =====


                             [DELTA GALIL INDUSTRIES LTD. LOGO APPEARS HERE]


                    REVENUES AND OPERATING RESULTS BY REPORTABLE SEGMENTS ($ MILLIONS)


                                              FIRST QUARTER
                                                                          OPERATING
                                                                        INCOME (LOSS)
                                                                           EXCLUDING
                                                                         RESTRUCTURING     RESTRUCTURING
                                             REVENUES                      EXPENSES          EXPENSES
                                  -------------------------------     -----------------    -------------
                                                              %
                                  2007          2006         CHG.     2007         2006        2007
                                  ----          ----         ----     ----         ----        ----
DELTA USA                         65.3          69.7         (6.3)     3.1          2.3         -,-
INTIMATE APPAREL-
EUROPE AND US (*)                 49.9          62.6        (20.3)    (2.4)         1.0         8.5
SOCKS-EUROPE & US                 29.4          27.8          5.6      1.1         (0.1)        2.0
DELTA MARKETING ISRAEL            14.5          12.3         18.0      1.6          1.2         -,-
SEAM-LESS                          3.7           3.5          7.1     (0.5)        (0.3)        0.3
ADJUSTMENTS & OTHERS              (3.4)         (3.8)                 (0.6)        (1.0)        -,-
                                 -----         -----                  ----         ----        ----
TOTAL                            159.4         172.1         (7.4)     2.3          3.1        10.8
                                 =====         =====                  ----         ----        ====
RESTRUCTURING EXPENSES                                                10.8          -,-
                                                                      ----         ----
TOTAL CONSOLIDATED OPERATING
PROFIT (LOSS)                                                         (8.5)         3.1
                                                                      ====         ====


(*) Following the changes in the organizational structure the results of the US Upper Market and the Europe segments are presented together. Comparable numbers were reclassified accordingly.

USE OF NON-GAAP MEASURES

        THIS PRESS RELEASE PROVIDES FINANCIAL MEASURES THAT ARE NOT CALCULATED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPALS (GAAP). THE PRESENTATION OF THIS NON-GAAP FINANCIAL INFORMATION IS NOT INTENDED TO BE CONSIDERED IN ISOLATION OR AS A SUBSTITUTE FOR THE FINANCIAL INFORMATION PREPARED AND PRESENTED IN ACCORDANCE WITH GAAP. MANAGEMENT USES BOTH GAAP AND NON-GAAP MEASURES WHEN EVALUATING THE BUSINESS INTERNALLY AND THEREFORE FELT IT IMPORTANT TO MAKE THESE NON-GAAP ADJUSTMENTS AVAILABLE TO INVESTORS. A RECONCILIATION OF EACH GAAP TO NON-GAAP FINANCIAL MEASURE DISCUSSED IN THIS PRESS RELEASE IS CONTAINED IN THE ACCOMPANYING FINANCIAL TABLES.

        ADJUSTED EBITDA IS PRESENTED IN THE EARNINGS RELEASE BECAUSE MANAGEMENT BELIEVES THAT IT ENHANCES THE UNDERSTANDING OF OUR OPERATING RESULTS AND IS OF INTEREST TO OUR INVESTORS. EBITDA, HOWEVER, SHOULD NOT BE CONSIDERED AS AN ALTERNATIVE TO OPERATING INCOME OR INCOME FOR THE PERIOD AS AN INDICATOR OF OUR OPERATING PERFORMANCE. SIMILARLY, EBITDA SHOULD NOT BE CONSIDERED AS AN ALTERNATIVE TO CASH FLOWS FORM OPERATING ACTIVITIES AS A MEASURE OF LIQUIDITY. EBITDA IS NOT A MEASURE OF FINANCIAL PERFORMANCE UNDER GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND MAY NOT BE COMPARABLE TO OTHER SIMILARLY TITLED MEASURES FOR OTHER COMPANIES.

                [DELTA GALIL INDUSTRIES LTD. LOGO APPEARS HERE]


        DELTA GALIL IS A LEADING GLOBAL MANUFACTURER OF QUALITY APPAREL SOLD UNDER BRANDS SUCH AS CALVIN KLEIN, HUGO BOSS, NIKE, RALPH LAUREN. RECOGNIZED FOR PRODUCT INNOVATION AND DEVELOPMENT, DELTA'S PRODUCTS ARE SOLD WORLDWIDE THROUGH RETAILERS INCLUDING WAL-MART, MARKS & SPENCER, TARGET, VICTORIA'S SECRET, JC PENNEY, HEMA, AND OTHERS. HEADQUARTERED IN ISRAEL, DELTA OPERATES MANUFACTURING FACILITIES IN ISRAEL, JORDAN, EGYPT, TURKEY, EASTERN EUROPE, CENTRAL AMERICA, THE CARIBBEAN AND THE FAR EAST. FOR MORE INFORMATION, PLEASE VISIT OUR WEBSITE:
WWW.DELTAGALIL.COM.

        THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS AS THAT TERM IS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH STATEMENTS ARE BASED ON THE CURRENT EXPECTATIONS OF THE MANAGEMENT OF DELTA GALIL INDUSTRIES LTD. (THE COMPANY) ONLY, AND ARE SUBJECT TO A NUMBER OF RISK FACTORS AND UNCERTAINTIES, INCLUDING BUT NOT LIMITED TO CHANGES IN QUOTAS; OUR DEPENDENCE ON A FEW SIGNIFICANT CUSTOMERS; OUR ANTICIPATED GROWTH STRATEGIES; OUR INTENTION TO INTRODUCE NEW PRODUCTS; ANTICIPATED TRENDS IN OUR BUSINESS; FUTURE EXPENDITURES FOR CAPITAL PROJECTS; AND OUR ABILITY TO CONTINUE TO CONTROL COSTS AND MAINTAIN QUALITY WHICH COULD CAUSE THE ACTUAL RESULTS OR PERFORMANCE OF THE COMPANY TO DIFFER MATERIALLY FROM THOSE DESCRIBED THEREIN.

        FOR A MORE DETAILED DESCRIPTION OF THE RISK FACTORS AND UNCERTAINTIES AFFECTING THE COMPANY, REFER TO THE COMPANY'S REPORTS FILED FROM TIME TO TIME WITH THE SECURITIES AND EXCHANGE COMMISSION INCLUDING THE COMPANY'S ANNUAL REPORT ON FORM 20-F.

CONTACTS:
---------
YOSSI HAJAJ           DELTA GALIL INDUSTRIES LTD.          TEL: +972-3-519-3744

U.S. INVESTORS

KATHY PRICE           THE GLOBAL CONSULTING GROUP          TEL: +1-646-284-9430


                         [DELTA GALIL INDUSTRIES LTD. LOGO APPEARS HERE]

                            CONDENSED CONSOLIDATED STATEMENT OF INCOME
                            ------------------------------------------


                                                               THREE MONTHS ENDED     YEAR ENDED
                                                                    MARCH 31         DECEMBER 31
                                                            ----------------------   -----------
                                                              2007           2006        2006
                                                            --------      --------   -----------
                                                                       In US $ thousand
                                                            ------------------------------------
REVENUES                                                     159,364       172,068       706,699
COST OF REVENUES                                             129,845       142,791       574,246
                                                            --------      --------      --------
GROSS PROFIT                                                  29,519        29,277       132,453
SELLING, MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES:
SELLING AND MARKETING EXPENSES                                22,378        21,343        88,165
GENERAL AND ADMINISTRATIVE EXPENSES                            5,027         4,879        19,587
GAIN FROM REALIZATION OF ASSETS                                 (326)         (258)         (686)
RESTRUCTURING EXPENSES                                        10,800                       1,663
AMORTIZATION OF INTANGIBLE ASSET                                 185           185           739
                                                            --------      --------      --------
OPERATING INCOME (LOSS)                                       (8,545)        3,128        22,985
FINANCIAL EXPENSES - NET                                       3,125         3,030        13,558
                                                            --------      --------      --------
INCOME (LOSS) BEFORE TAXES ON INCOME                         (11,670)           98         9,427
TAXES ON INCOME (TAX BENEFIT)                                  1,419         1,013         5,784
                                                            --------      --------      --------
INCOME (LOSS) AFTER TAXES ON INCOME                          (13,089)         (915)        3,643
MINORITY INTEREST OF SUBSIDIARIES - NET                          (94)          (82)         (495)
                                                            --------      --------      --------
NET INCOME (LOSS) FOR THE PERIOD                             (13,183)         (997)        3,148
                                                            ========      ========      ========
EARNINGS (LOSS) PER SHARE - BASIC & DILUTED                    (0.70)        (0.05)         0.17
                                                            ========      ========      ========
WEIGHTED AVERAGE NUMBER OF SHARES - IN THOUSANDS:
BASIC                                                         18,741        18,695        18,700
                                                            ========      ========      ========
DILUTED                                                       18,741        18,695        18,742
                                                            ========      ========      ========


                      [DELTA GALIL INDUSTRIES LTD. LOGO APPEARS HERE]

                           CONDENSED CONSOLIDATED BALANCE SHEET
                           ------------------------------------


                                                              MARCH 31        DECEMBER 31
                                                        -------------------   ---------
                                                          2007        2006      2006
                                                        -------     -------   ---------
                                                                In US $ thousands
                                                        -------------------------------
     ASSETS:
 CURRENT ASSETS:
CASH AND CASH EQUIVALENTS                                 8,130      11,184      10,342
RESTRICTED CASH                                                                   4,000
ACCOUNTS RECEIVABLE:
TRADE                                                   110,238     112,711     109,710
OTHER                                                     8,188      11,186       7,573
INVENTORIES                                             120,234     133,031     131,556
ASSETS HELD FOR SALE                                      4,260       7,420       4,474
DEFERRED INCOME TAXES                                     4,628       4,806       4,779
                                                        -------     -------     -------
           TOTAL CURRENT ASSETS                         255,678     280,338     272,434
                                                        -------     -------     -------

INVESTMENTS AND LONG-TERM RECEIVABLES                     8,400       7,969       8,344
                                                        -------     -------     -------
PROPERTY, PLANT AND EQUIPMENT                            92,746     106,929      99,263
                                                        -------     -------     -------
OTHER ASSETS AND DEFERRED CHARGES                        57,604      55,189      57,562
                                                        -------     -------     -------
INTANGIBLE ASSETS                                        13,074      14,314      13,259
                                                        -------     -------     -------
           TOTAL ASSETS                                 427,502     464,739     450,862
                                                        =======     =======     =======

         LIABILITIES AND SHAREHOLDERS EQUITY:
CURRENT LIABILITIES:
SHORT-TERM BANK CREDIT                                  137,426     135,628     124,039
TRADE                                                    47,603      50,346      59,038
OTHER                                                    37,654      35,289      34,504
                                                        -------     -------     -------
         TOTAL CURRENT LIABILITIES                      222,683     221,263     217,581
                                                        -------     -------     -------


         LONG-TERM LIABILITIES:
BANK LOANS AND OTHER LIABILITIES                         17,409      47,970      33,196
LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT             6,760       7,849       6,863
DEFERRED INCOME TAXES                                     2,363       1,369       2,159
                                                        -------     -------     -------
          TOTAL LONG-TERM LIABILITIES                    26,532      57,188      42,218
                                                        -------     -------     -------

          TOTAL LIABILITIES                             249,215     278,451     259,799
MINORITY INTEREST                                         2,780       2,945       2,846
SHAREHOLDERS' EQUITY                                    175,507     183,343     188,217
                                                        -------     -------     -------
          TOTAL LIABILITIES AND SHAREHOLDERS EQUITY     427,502     464,739     450,862
                                                        =======     =======     =======


                                [DELTA GALIL INDUSTRIES LTD. LOGO APPEARS HERE]

                                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW
                                 ---------------------------------------------


                                                                              THREE MONTHS ENDED    YEAR ENDED
                                                                                   MARCH 31        DECEMBER 31
                                                                            --------------------   ----------
                                                                              2007        2006        2006
                                                                            -------      -------   ----------
                                                                                     In US $ thousands
                                                                            ---------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

NET INCOME (LOSS) FOR THE PERIOD                                            (13,183)        (997)       3,148
ADJUSTMENT REQUIRED TO REFLECT THE CASH FLOWS FROM OPERATING ACTIVITIES      14,121       (2,958)      23,151
                                                                            -------      -------      -------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                             938       (3,955)      26,299
                                                                            -------      -------      -------

CASH FLOWS FROM INVESTING ACTIVITIES:

PURCHASE OF FIXED ASSETS                                                     (2,581)      (1,936)      (5,706)
ADDITIONAL PAYMENT FOR THE ACQUISITION OF SUBSIDIARY                         (2,400)      (1,245)      (1,245)
PROCEEDS FROM REALIZATION OF FIXED ASSETS                                       430          341        1,274
PROCEEDS FROM REALIZATION OF ASSETS HELD FOR SALE                               302                     3,117
COLLECTION (DEPOSIT) OF RESTRICTED CASH                                       4,000                    (4,000)
OTHER                                                                          (184)        (359)      (1,027)
                                                                            -------      -------      -------
NET CASH USED IN INVESTING ACTIVITIES                                          (433)      (3,199)      (7,587)
                                                                            -------      -------      -------

CASH FLOWS FROM FINANCING ACTIVITIES:

LONG-TERM BANK LOANS, NET                                                   (23,537)     (27,957)     (49,123)
SHORT-TERM BANK CREDIT - NET                                                 21,137       31,695       26,498
OTHER                                                                          (317)                     (399)
                                                                            -------      -------      -------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                          (2,717)       3,738      (23,024)
                                                                            -------      -------      -------

DECREASE IN CASH AND CASH EQUIVALENTS                                        (2,212)      (3,416)      (4,312)
TRANSLATION IN DIFFERENCES IN CASH AND CASH EQUIVALENTS                                        5           59
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                  10,342       14,595       14,595
                                                                            -------      -------      -------
BALANCE OF CASH AND CASH EQUIVALENTS AT
END OF PERIOD                                                                 8,130       11,184       10,342
                                                                            =======      =======      =======


                      [DELTA GALIL INDUSTRIES LTD. LOGO APPEARS HERE]

                       CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW
                       ---------------------------------------------

                                                        THREE MONTHS ENDED    YEAR ENDED
                                                             MARCH 31         DECEMBER 31
                                                       --------------------   ----------
                                                         2007        2006       2006
                                                       -------      -------   ----------
                                                               In US $ thousands
                                                       ---------------------------------
ADJUSTMENT REQUIRED TO REFLECT THE CASH FLOWS FROM OPERATING ACTIVITIES:

INCOME AND EXPENSES NOT INVOLVING CASH FLOWS:
DEPRECIATION AND AMORTIZATION                            3,356        3,692       15,626
RESTRUCTURING EXPENSES                                  10,800                     1,156
DEFERRED INCOME TAXES - NET                                359           16          839
GAIN FROM REALIZATION OF ASSETS                           (326)        (258)        (686)
OTHER                                                      238          303          762
                                                       -------      -------      -------
                                                        14,427        3,753       17,697
                                                       -------      -------      -------

CHANGES IN OPERATING ASSETS AND LIABILITIES ITEMS:

INCREASE IN ACCOUNTS RECEIVABLE                         (1,065)      (6,658)        (741)
DECREASE IN ACCOUNTS PAYABLE AND ACCRUALS              (10,563)     (14,162)      (9,468)
DECREASE IN INVENTORIES                                 11,322       14,109       15,663
                                                       -------      -------      -------
                                                          (306)      (6,711)       5,454
                                                       -------      -------      -------
                                                        14,121       (2,958)      23,151
                                                       =======      =======      =======


                                 [DELTA GALIL INDUSTRIES LTD. LOGO APPEARS HERE]

 RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL RESULTS IN THOUSANDS U.S. DOLLARS EXCEPT EARNINGS PER SHARE DATA



                                                                    THREE MONTHS ENDED   YEAR ENDED
                                                                         MARCH 31        DECEMBER 31
                                                                   --------------------  -----------
                                                                     2007        2006          2006
                                                                   -------      -------  -----------
                                                                            In US $ thousand
                                                                   ---------------------------------
OPERATING INCOME (LOSS)-AS REPORTED                                 (8,545)       3,128       22,985
RESTRUCTURING EXPENSES                                              10,800                     1,663
                                                                   -------      -------      -------
OPERATING INCOME FOR THE PERIOD BEFORE NON-GAAP MEASURES             2,255        3,128       24,648
                                                                   =======      =======      =======
NET INCOME (LOSS) FOR THE PERIOD-AS REPORTED                       (13,183)        (997)       3,148
RESTRUCTURING EXPENSES                                              10,800                     1,663
                                                                   -------      -------      -------
NET INCOME (LOSS) FOR THE PERIOD BEFORE NON-GAAP MEASURES           (2,383)        (997)       4,811
                                                                   =======      =======      =======

EARNINGS (LOSS) PER SHARE-DILUTED ($) BEFORE NON-GAAP MEASURES       (0.13)       (0.05)        0.26
                                                                   =======      =======      =======


-----------------------------------------------------------------------------------------------------
CALCULATION OF THE ADJUSTED EBITDA
NET INCOME (LOSS) FOR THE PERIED                                   (13,183)        (997)       3,148
MINORITY INTEREST OF SUBSIDIARIES - NET                                 94           82          495
TAXES ON INCOME                                                      1,419        1,013        5,784
FINANCIAL EXPENSES - NET                                             3,125        3,030       13,558
RESTRUCTURING EXPENSES                                              10,800                     1,663
DEPRECIATION AND AMORTIZATION                                        3,356        3,692       15,626
                                                                   -------      -------      -------
ADJUSTED - EBITDA                                                    5,611        6,820       40,274
                                                                   =======      =======      =======

-----------------------------------------------------------------------------------------------------